___________________________________
        Invesco ETFs
   3500 Lacey Road, Suite 700
                    Downers Grove, IL 60515

August 28, 2023

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Attention: Jaea Hahn

Re:	Invesco Exchange-Traded Self-Indexed Fund Trust File Nos. 333-221046; 811-23304 Responses to Comments on Post-Effective Amendment No. 155
Dear Ms. Hahn:

This letter responds to comments from the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), which you conveyed via telephone on July 27, 2023, regarding Post-Effective Amendment No. 155 to the registration statement (the “Amendment”) under the Securities Act of 1933, as amended, of Invesco Exchange-Traded Self-Indexed Fund Trust (the “Trust”), which is also Post-Effective Amendment No. 156 to the Trust’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”).  The Amendment was filed with the SEC on June 13, 2023 to register three new series of the Trust: Invesco BulletShares 2033 Corporate Bond ETF, Invesco BulletShares 2033 Municipal Bond ETF, and Invesco BulletShares 2031 High Yield Corporate Bond ETF (each, a “Fund,” and collectively, the “Funds”).  For your convenience, each of your comments, as we understand them, is repeated below, with the Trust’s responses immediately following.  Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold below to show those changes.  We also confirm that defined terms used below have the same meanings as in the Amendment.

We also hereby confirm that all missing or bracketed information in the Amendment will be incorporated in a subsequent post-effective amendment, and that such amendment also will reflect all changes discussed in this letter.  We also confirm that if disclosure affecting one Fund is revised in the subsequent post-effective amendment in response to a comment from the Staff, we will make corresponding changes to the disclosure in other applicable locations for the other Funds within the post-effective amendment.

1.	Comment:
Please provide a completed fee table and expense example for each Fund, as required by Item 3 of Form N-1A. Please also confirm that any fees associated with creation and redemption activity are not reflected in such fee table and example.

U.S. Securities and Exchange Commission
Ms. Jaea Hahn
August 28, 2023

Response:
A completed fee table and expense example for each Fund is contained in Appendix A to this letter. We confirm that the fee tables and examples do not reflect fees associated with creation or redemption activity.

2.	Comment:
The “Principal Investment Strategies” section of Invesco BulletShares 2033 Corporate Bond ETF’s summary prospectus states that the Fund “will terminate on or about December 15, 2033, without requiring additional approval by the Board of Trustees (the “Board”) of [the Trust] or Fund shareholders, although the Board may change the termination date.” Please clarify whether and how the Board will notify shareholders of a change in a Fund’s termination date.

Response:
Each Fund will be composed of bonds with actual or effective maturities in the calendar year included in the Fund’s name, and, in connection with each Fund’s organization, the Board has approved each Fund’s termination on or about December 15 of the calendar year included in the Fund’s name. (The planned termination date for each of Invesco BulletShares 2033 Corporate Bond ETF and Invesco BulletShares 2033 Municipal Bond ETF is on or about December 15, 2033, and the planned termination date for Invesco BulletShares 2031 High Yield Corporate Bond ETF is on or about December 15, 2031. In addition, the Adviser offers a suite of BulletShares ETFs, all of which have an expected termination date on or about December 15 of the year stated in their respective names.)

Each year, a few weeks in advance of the applicable BulletShares ETFs’ stated termination, each terminating Fund provides notice to its shareholders, via a supplement to its registration statement, informing shareholders of the specific dates that the Fund will stop accepting creation orders, cease trading on its listing exchange, liquidate its assets and distribute such assets to shareholders.

Although each Fund has stated its anticipated termination date in its prospectus, the Board retains the ability to terminate a Fund at an earlier date or to extend the length of the life of the Fund in its discretion. Such determination would be dependent on the specific facts and circumstances giving rise to the change, and the Adviser would recommend that the Board adopt a plan for implementing the change according to such circumstances, including providing advance notice to shareholders regarding changes to a planned Fund termination. To the extent the Fund would continue to operate pursuant to a new investment objective (e.g., in the unlikely case the Fund would target bonds maturing in later years), the Adviser would recommend that the Board approve the necessary steps, including potentially renaming the Fund, changing the underlying index that the Fund seeks to track, and adjusting the Fund’s portfolio to reflect its new strategy. To date, the Adviser has never made such changes to any BulletShares ETF, but in the unlikely event such changes would occur in the future, they would be effectuated via updates to a Fund’s registration statement, including providing shareholders with at least 60 days’ advance notice, consistent with the process currently disclosed in each Fund’s registration statement.

3.	Comment:
The Staff notes that the “Principal Risks of Investing in the Fund” section of the Invesco BulletShares 2033 Municipal Bond ETF prospectus includes New York Municipal Securities Risk, but there is no corresponding reference to New York municipal securities in the “Principal Investment Strategies” section.  Please reconcile the disclosure.

U.S. Securities and Exchange Commission
Ms. Jaea Hahn
August 28, 2023

Response:
We’ve considered the Staff’s comment and the Fund’s anticipated exposure to New York’s and other states’ municipal securities, and we have determined to remove New York Municipal Securities Risk from the Fund’s prospectus. The Fund’s exposure to various states’ municipal securities is expected to fluctuate based on the Underlying Index’s exposure to such states, and the Fund does not have a specific strategy to concentrate its investments in any specific state (nor does its Underlying Index have any rule or methodology designed to have such a concentration). Additionally, the Municipal Securities Risk, which is a principal risk of the Fund that is currently included in the prospectus, accurately describes risks stemming from exposure to state municipal securities.

4.	Comment:
In the “Acceptance of Creation Orders” section of the SAI, the Trust states:
The Trust reserves the absolute right to reject a creation order transmitted to it by the Distributor in respect of the Fund if: (i) the order is not in proper form; (ii) the investor(s), upon obtaining the Shares ordered, would own 80% or more of the currently outstanding Shares of the Fund; (iii) the Deposit Securities delivered are not as designated for that date by the Custodian; (iv) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; (v) acceptance of the Portfolio Deposit would, in the opinion of counsel, be unlawful; (vi) acceptance of the Portfolio Deposit would otherwise, in the discretion of the Trust or the Adviser have an adverse effect on the Trust or the rights of Beneficial Owners; or (vii) there exist circumstances outside the control of the Trust that make it impossible to process creation orders for all practical purposes.  (emphasis added)
Please revise the cited disclosure to delete the word “absolute” from the first sentence. Please also delete items (iv) and (vi) in the cited disclosure.

Response:
The disclosure has been revised as follows:

The SEC has expressed the view that a suspension of creations that impairs the arbitrage mechanism applicable to the trading of ETF shares in the secondary market is inconsistent with Rule 6c-11 under the 1940 Act. The SEC’s position does not prohibit the suspension or rejection of creations in all instances. The Trust reserves the ~~absolute~~ right, to the extent consistent with the provisions of Rule 6c-11 under the 1940 Act, to reject or revoke a creation order transmitted to it by the Distributor in respect of the Fund, including, for example, if: (i) the order is not in proper form; (ii) the investor(s), upon obtaining the Shares ordered, would own 80% or more of the currently outstanding Shares of the Fund; (iii) the Deposit Securities delivered are not as designated for that date by the Custodian; (iv) ~~acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; (v)~~ acceptance of the Portfolio Deposit would, in the opinion of counsel, be unlawful; or (v) ~~(vi) acceptance of the Portfolio Deposit would otherwise, in the discretion of the Trust or the Adviser have an adverse effect on the Trust or the rights of Beneficial Owners; or (vii)~~ there exist circumstances outside the control of the Trust that make it impossible to process creation orders for all practical purposes.

U.S. Securities and Exchange Commission
Ms. Jaea Hahn
August 28, 2023

* * *
We believe that this information responds to all of your comments. Should you have any questions regarding these matters, please call me at (630) 684-5902 or Mark Greer at (312) 964-3505.

Sincerely,

/s/ Anita De Frank
Anita De Frank Senior Counsel

cc:	Adam Henkel, Esq. Eric Purple, Esq. Alan Goldberg, Esq. Mark Greer, Esq.

U.S. Securities and Exchange Commission
Ms. Jaea Hahn
August 28, 2023

Appendix A

Invesco BulletShares 2033 Corporate Bond ETF

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.10%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.10%
(1) “Other Expenses” are based on estimated amounts for the current fiscal year.
Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$10	$32

* * * * *

Invesco BulletShares 2033 Municipal Bond ETF
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.18%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.18%
(1) “Other Expenses” are based on estimated amounts for the current fiscal year.
Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$18	$58

* * * * *

U.S. Securities and Exchange Commission
Ms. Jaea Hahn
August 28, 2023

Invesco BulletShares 2031 High Yield Corporate Bond ETF
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.42%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.42%
(1) “Other Expenses” are based on estimated amounts for the current fiscal year.
Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$43	$135